SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVision Ltd.

6-K Items

     1.   RADVision  Ltd.  Condensed   Consolidated   Financial  Statements  and
          Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarterly Period ended March 31, 2006.

                                                                          ITEM 1

                       RADVISION LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2006


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                        Page
                                                                        ----

Consolidated Balance Sheets                                               2

Consolidated Statements of Income                                         3

Consolidated Statements of Cash Flows                                   4 - 5

Notes to Consolidated Financial Statements                             6 - 12




                          - - - - - - - - - - - - - - -

                                             RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                March 31,     December 31,
                                                                   2006           2005
                                                               ------------  -------------
                                                                Unaudited       Audited
                                                               ------------  -------------
  ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                      $ 17,137      $ 32,927
  Short-term bank deposits                                         31,900        17,503
  Short-term marketable securities                                 42,134        46,015
  Trade receivables (net of allowance for doubtful
    accounts of $ 734 at March 31, 2006 and December 31, 2005)      8,712        12,257
  Other accounts receivable and prepaid expenses                    3,505         4,318
  Inventories                                                       3,520         2,593
                                                                 --------      --------
Total current assets                                              106,908       115,613
-----                                                            --------      --------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits                                          16,343        11,395
  Long-term marketable securities                                  28,145        17,111
  Severance pay fund                                                2,958         2,931
                                                                 --------      --------
Total long-term investments and receivables                        47,446        31,437
-----                                                            --------      --------

PROPERTY AND EQUIPMENT, NET                                         3,551         3,190
                                                                 --------      --------
GOODWILL                                                            2,966         2,966
                                                                 --------      --------
INTANGIBLE ASSETS, NET                                              3,269         3,542
                                                                 --------      --------
Total assets                                                     $164,140      $156,748
-----                                                            ========      ========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                 $  1,495      $  1,783
  Deferred revenues                                                 8,777         8,533
  Other accounts payable and accrued expenses                      12,087        12,122
                                                                 --------      --------
Total current liabilities                                          22,359        22,438
-----                                                            --------      --------

ACCRUED SEVERANCE PAY                                               3,903         3,643
                                                                 --------      --------
Total liabilities                                                  26,262        26,081
-----                                                            --------      --------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value:
    Authorized - 25,000,000 shares at March 31, 2006
    and December 31, 2005; Issued and outstanding -
    22,186,739 and 21,803,997 shares at March 31,
    2006 and December 31, 2005, respectively                          226           218
  Additional paid-in capital                                      119,724       116,446
  Deferred stock compensation                                       1,028             -
  Retained earnings                                                16,900        14,003
                                                                 --------      --------
Total shareholders' equity                                        137,878       130,667
-----                                                            --------      --------

Total liabilities and shareholders' equity                       $164,140      $156,748
-----                                                            ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                               Three months ended
                                                    March 31,
                                         -------------------------------
                                           2006 (*)              2005
                                         ----------           ----------
                                                    Unaudited
                                         -------------------------------

Revenues:
  Products                                $11,612             $ 9,498
  License and royalties                     3,977               3,504
  Services                                  4,547               3,278
                                          -------             -------

Total revenues                             20,136              16,280
-----                                     -------             -------

Cost of revenues:
  Products                                  2,482               2,258
  Services                                  1,169                 518
                                          -------             -------

Total cost of revenues                      3,651               2,776
-----                                     -------             -------

Gross profit                               16,485              13,504
                                          -------             -------

Operating costs and expenses:
  Research and development                  5,745               4,655
  Marketing and selling                     7,399               5,757
  General and administrative                1,461               1,159
                                          -------             -------

Total operating costs and expenses         14,605              11,571
-----                                     -------             -------

Operating income                            1,880               1,933
Financial income, net                       1,271                 561
                                          -------             -------

Income before taxes on income               3,151               2,494
Taxes on income, net                          254                 -
                                          -------             -------

Net income                                $ 2,897             $ 2,494
                                          =======             =======

Basic net earnings per Ordinary share     $  0.13             $  0.12
                                          =======             =======

Diluted net earnings per Ordinary share   $  0.13             $  0.11
                                          =======             =======

(*) See Note 2 to consolidated financial statements. Net income for the three months ended March 31, 2006 included stock-based compensation expense under SFAS 123(R) of $1,028 which consisted of stock-based compensation expense. There was no stock-based compensation expense related to employee stock options under SFAS 123(R) in the three months ended March 31, 2005 because the Company did not adopt the recognition provisions of SFAS 123(R).


The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                  Three months ended
                                                                       March 31,
                                                               --------------------------
                                                                  2006            2005
                                                               ----------      ----------
                                                                       Unaudited
                                                               --------------------------
Cash flows from operating activities:
-------------------------------------
  Net income                                                    $  2,897        $  2,494
  Adjustments to reconcile net income to net
   cash provided by operating activities:
   Depreciation and amortization                                     687             453
   Accrued interest and amortization of premium
     on held-to-maturity marketable
     securities and bank deposits, net                              (344)             20
   Amortization of deferred stock compensation                     1,028             -
   Decrease (increase) in trade receivables, net                   3,545            (283)
   Decrease in other accounts receivable and prepaid expenses        951             699
   Increase (decrease) in deferred revenues                          244          (1,322)
   Decrease (increase) in inventories                               (927)             79
   Increase in deferred tax asset                                    (54)            -
   Decrease in trade payables                                       (288)           (471)
   Decrease in other accounts payable and accrued expenses           (35)            (26)
   Increase in accrued severance pay, net                            233              76
                                                                --------        --------
Net cash provided by operating activities                          7,937           1,719
                                                                --------        --------

Cash flows from investing activities:
-------------------------------------
   Proceeds from redemption of
   held-to-maturity marketable securities                         15,454           2,062
   Purchase of held-to-maturity marketable securities            (22,466)         (3,474)
   Proceeds from withdrawal of bank deposits                       5,282           7,659
   Purchase of bank deposits                                     (24,424)        (11,111)
   Purchase of property and equipment                               (775)           (604)
   Purchase of FVC assets (1)                                        -            (7,001)
                                                                --------        --------
Net cash used in investing activities                            (26,929)        (12,469)
                                                                --------        --------

Cash flows from financing activities:
-------------------------------------
   Exercise of options by employees                                3,032           2,833
   Tax benefit related to exercise of stock options                  170             -
                                                                --------        --------
Net cash provided by financing activities                          3,202           2,833
                                                                --------        --------

Decrease in cash and cash equivalents                            (15,790)         (7,917)
Cash and cash equivalents at the beginning of the period          32,927          20,206
                                                                --------        --------
Cash and cash equivalents at the end of the period              $ 17,137        $ 12,289
                                                                ========        ========
Supplemental disclosure of non-cash
-----------------------------------
 flow from investing and financing activities:
 ---------------------------------------------
  Receivables on account of shares                              $     99        $    162
                                                                ========        ========


The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


(1)  Supplemental disclosure of cash flow information:
     ------------------------------------------------

       In March 2005, the Company acquired the assets of First Virtual Communication Inc. ("FVC") The net fair value of the assets acquired and the liabilities assumed at the date of acquisition was as follows:

       Working capital, excluding cash and cash equivalents     $  265
       Property and equipment                                       57
       Technology                                                3,285
       Distribution networks                                     1,075
       Goodwill                                                  2,319
                                                                ------
                                                                $7,001
                                                                ======

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 1:- GENERAL

          a. RADVISION Ltd. ("the Company") is an Israeli corporation which designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol ("IP").

               The Company's products and technology are used by its customers to develop systems that enable enterprises and service providers to use packet networks for real-time IP communications.

               The Company operates under two reportable segments: 1) the Networking Business Unit (or "NBU"), which focuses on networking solutions and products and is responsible for developing networking products for IP-centric voice, video and data conferencing services; and 2) the Technology Business Unit ("TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

               The Company has seven wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION HK in Hong Kong, RADVISION U.K. in the United Kingdom, RADVISION Japan KK in Japan, RADVISION FRANCE S.A.R.L in France, RADVISION B.V. in the Netherlands, all of which are primarily engaged in marketing the Company's products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China, which is primarily engaged in research and development.

          b.   Acquisition   of  assets  and  the  business  of  First   Virtual
               Communication Inc ("FVC"):

               On March 15, 2005, following a bidding process held under the supervision of a United States Bankruptcy Court, the Company acquired substantially all of the assets of FVC and its wholly-owned subsidiary, CUseeMe Networks, Inc. FVC creates leading software products that enable interactive voice, video and data collaboration over IP-based networks. The cash purchase price for the acquisition, including transaction costs, was $7,496.

               The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition and the results of FVC's operations were included in the consolidated financial statements commencing from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The purchase price of the acquisition was determined and paid based on significant consideration for synergistic and strategic benefits.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 1:- GENERAL (Cont.)

               Based  upon  a  valuation  of  tangible  and  intangible   assets
               acquired, the Company has allocated the total cost of the acquisition to FVC's net assets as follows:

               Tangible assets acquired (including cash and
                 cash equivalents)                              $ 1,167
               Liabilities assumed                                 (350)
               Intangible assets:
                  Technology                                      3,285
                  Distribution networks                           1,075
                  Goodwill                                        2,319
                                                                 ------
               Total consideration                               $7,496
                                                                 ======

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2005 are applied consistently in these financial statements.

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b. For further information, refer to the consolidated financial statements as of December 31, 2005.

          c.   Accounting for stock-based compensation:

               On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to employee stock purchase plans ("employee stock purchases") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning January 1, 2006.

               The Company adopted SFAS 123(R) using the modified prospective transition method. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the three months ended March 31, 2006 was $1,028 which consisted of stock-based compensation expense related to employee stock options (see d. below).

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). There was no stock-based compensation expense related to employee stock options and employee stock purchases recognized during the three months ended March 31, 2005.

               In conjunction with the adoption of SFAS 123(R), the Company estimates option values using the Black-Scholes method of attributing the value of stock-based compensation to expense using the straight-line method. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending March 31, 2006 equal to the expected option term. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending March 31, 2006 for the expected option term. The expected option term was calculated using the "simplified" method permitted by SAB 107.

               The fair value estimated at the date of grant using a Black - Scholes Option Valuation Model with the following weighted-average assumptions for the three months ended March 31, 2006 and 2005:

                                                           Three months ended
                                                               March 31,
                                                         ----------------------
                                                           2006          2005
                                                         -------       --------
                                                               Unaudited
                                                         ----------------------
                      Risk free interest                   4.39%          4.01%
                      Dividend yields                       0%              0%
                      Volatility                           0.560          0.367
                      Expected life                        6.16             4

               Pro-Forma Stock Compensation Expense for the Quarterly Period Ended March 31, 2005

               For the quarterly period ended March 31, 2005, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. Since all options granted during the quarterly period ended March 31, 2005 had an exercise price equal to the closing market price of the underlying common stock on the grant date, no compensation expense was recognized. If compensation expense had been recognized based on the estimated fair value of each option granted in accordance with the provisions of SFAS 123, as amended by Statement of Financial Accounting Standard 148, net income and net income per share would have been reduced to the following pro-forma amounts:

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                                                            Three months
                                                           ended March 31,
                                                               2005
                                                           ---------------
                                                             Unaudited
                                                           ---------------
               Net income as reported                         $ 2,494
               Deduct: stock-based compensation expense
                 determined under fair value
                 method for all awards                            891
                                                              -------
               Pro forma net income                           $ 1,603
                                                              =======
               Basic earnings per share, as reported          $  0.12
                                                              =======
               Diluted earnings per share, as reported        $  0.11
                                                              =======
               Pro forma basic net income per share           $  0.08
                                                              =======
               Pro forma diluted net income per share         $  0.07
                                                              =======

               Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock compensation expense presented above for the prior quarterly period ended March 31, 2005 under SFAS 123 and the stock compensation expense recognized during the current quarterly period ended March 31, 2006 under SFAS 123(R) are not directly comparable. In accordance with the modified prospective transition method of SFAS 123(R), the prior comparative quarterly results have not been restated.

          d.   Reconciliation of GAAP to Non-GAAP Operating Results:

               To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), we use non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses we recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses we recorded for stock compensation in accordance with SFAS 123(R)that we believe are not indicative of our core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                     The following table reconciles the GAAP to non-GAAP Operating Results:

                                                                    Three months ended March 31,
                                                 -----------------------------------------------------------------
                                                                    2006                               2005
                                                 ------------------------------------------------ ----------------
                                                                            (Unaudited)
                                                 -----------------------------------------------------------------
                                                                    non-GAAP
                                                                   adjustment
                                                 GAAP results     share-based        non-GAAP       GAAP results
                                                 (as reported)    compensation        results      (as reported)
                                                 -------------- ---------------  --------------   --------------
 Revenues                                            $ 20,136       $     -          $ 20,136        $ 16,280
 Cost of revenues                                       3,651            69             3,582           2,776
                                                 -------------- ---------------  --------------   --------------
 Gross profit                                          16,485            69            16,554          13,504
                                                 -------------- ---------------  --------------   --------------
 Operating costs and expenses:
   Research and development                             5,745           299             5,446           4,655
   Marketing and selling                                7,399           439             6,960           5,757
   General and administrative                           1,461           221             1,240           1,159
                                                 -------------- ---------------  --------------   --------------
 Total operating costs and expenses                    14,605           959            13,646          11,571
 -----                                           -------------- ---------------  --------------   --------------

 Operating income                                       1,880         1,028             2,908           1,933
 Financial income, net                                  1,271             -             1,271             561
                                                 -------------- ---------------  --------------   --------------
 Income before taxes on income                          3,151         1,028             4,179           2,494
 Taxes on income                                          254             -               254               -
                                                 -------------- ---------------  --------------   --------------
 Net income                                           $ 2,897       $ 1,028           $ 3,925         $ 2,494
                                                 ============== ===============  ==============   ==============
 Basic net earnings per Ordinary share                 $ 0.13        $ 0.05            $ 0.18          $ 0.12
                                                 ============== ===============  ==============   ==============
 Weighted average number of shares outstanding
   during the period - basic                       21,995,368                      21,995,368      20,714,218
                                                 ==============                  ==============   ==============
 Diluted net earnings per Ordinary share               $ 0.13        $ 0.04            $ 0.17          $ 0.11
                                                 ============== ===============  ==============   ==============
 Weighted average number of shares outstanding
   during the period - diluted                     22,460,281                      22,460,281      22,033,189
                                                 ==============                  ==============   ==============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 3:- UNAUDITED INTERIM FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2006, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2006.


NOTE 4:- INVENTORIES

                                                March 31,       December 31,
                                                   2006             2005
                                              ------------    --------------
                                                Unaudited         Audited
                                              ------------    --------------
              Raw materials                   $   3,023       $   2,451
              Finished products                     497             142
                                              ------------    --------------
                                              $   3,520       $   2,593
                                              ============    ==============


NOTE 5:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                      March 31,    December 31,
                                                        2006          2005
                                                   ------------  -------------
                                                     Unaudited       Audited
                                                   ------------  -------------
         Payroll and related accruals              $   2,944     $    3,133
         Accrued expenses and other liabilities        9,143          8,989
                                                   ------------  -------------
                                                   $  12,087     $   12,122
                                                   ============  =============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data

NOTE 6:- SEGMENTS REPORTING

                                                 Three months ended
                                                      March 31,
                                            ---------------------------
                                               2006              2005
                                            ---------          --------
                                                     Unaudited
                                            ---------------------------
              Revenues:
                NBU                         $  14,127          $ 10,725
                TBU                             6,009             5,555
                                            ---------          --------
              Total revenues                $  20,136          $ 16,280
              -----                         =========          ========

              Cost of revenues:
                NBU                         $   3,344          $  2,420
                TBU                               307               356
                                            ---------          --------
              Total cost of revenues        $   3,651          $  2,776
              -----                         =========          ========


NOTE 7:- EARNINGS PER SHARE

          The following table sets forth the calculation of basic and diluted earnings per share:

                                                           Three months ended
                                                                March 31,
                                                        ------------------------
                                                           2006          2005
                                                        ----------    ----------
                                                                  Unaudited
                                                        ------------------------
         Numerator:
           Net income                                   $    2,897    $    2,494
                                                        ==========    ==========
         Number of shares:
           Denominator:
             Denominator for basic earnings per
              share - weighted average
              of ordinary shares                        21,995,368    20,714,218
             Effect of dilutive securities:
             Employee stock options and unvested
              restricted shares                            464,913     1,318,971
                                                        ----------    ----------
                                                        22,460,281    22,033,189
                                                        ==========    ==========
         Basic net earnings per ordinary share          $     0.13    $     0.12
                                                        ==========    ==========
         Diluted net earnings per ordinary share        $     0.13    $     0.11
                                                        ==========    ==========

                        - - - - - - - - - - - -

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

This information should be read in conjunction with the condensed consolidated financial statements and notes included in Condensed Consolidated Financial Statements for the Quarterly Period ended March 31, 2006 above and the audited financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects contained in our 2005 Annual Report on Form 20-F. The discussion and analysis which follows may contain trend analysis and other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to differ materially from those expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the section entitled "Risk Factors" and elsewhere in our 2005 Annual Report on Form 20-F.

Background

          We design, develop and supply products and technology that enable real-time voice, video and data communication over packet networks, including the Internet and other other Internet Protocol, or IP, networks. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ National Market (symbol: RVSN) and our ordinary shares have also traded on the Tel Aviv Stock Exchange since October 20, 2002.

          We have seven wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China., which is primarily engaged in research and development.

          Our revenues are generated in U.S. dollars or are linked to the dollar and a majority of our expenses are incurred in U.S. dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are re-measured into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from re-measurement are reflected in the statements of operations as financial income or expenses as appropriate.

Overview

We are the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G (Third Generation) networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

          We have approximately 450 customers worldwide including Aethra, Alcatel, Cisco, Lucent, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Panasonic, Qualcomm, Samsung, Shanghai Bell, Siemens, Sony and Telecom Italy.

          Since 2001, we have conducted our business through two separate business units corresponding to our two product lines to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

          Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, SIP, H.323 and 3G-based networks, supporting most end points in the industry today. These products are sold to the enterprise market, U.S. federal government and service provider market.

          On March 15, 2005, following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc., on an "as is" basis. We acquired FVC's leading software products that enable interactive voice, video and data collaboration over IP-based networks. The products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room and also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks. FVC's Click to Meet(TM) products provide integrated and scalable desktop conferencing solutions. Click to Meet(TM) products are fully integrated with a single software architecture consisting of the Conference Server, the Conference Client and the Middleware to tie them together. Click to Meet(TM) products are widely used worldwide and offer a robust set of functionalities. The purchase price was approximately $7.0 million. We also hired approximately thirty-one former employees of FVC that were based in Nashua, New Hampshire, and who were involved in marketing, selling and supporting the acquired FVC products. In the year ended December 31, 2005, we recognized revenues of $5.1 million from Click to Meet(TM) products as part of our NBU segment.

          Our Technology Business Unit, or TBU, is a one-stop-shop for developer platforms that equipment vendors use to build voice and video over IP and 3G products and solutions. The TBU provides protocol development tools and platforms, as well as associated solutions such as testing platforms and IP phone toolkits that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. Our TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-

324M, as well as our ProLab(TM) Test Management Suite and IP Phone Toolkit. Our toolkits have been used by developers in a wide range of environments from chipsets to simple user devices such as IP phones, and from integrated video systems through carrier class network devices such as gateways, switches, soft switches and 3G multimedia gateways.

          Both business units also provide professional services to customers, assisting them to integrate our technology into their products and to customize our products to their specific needs.

Our Strategy

          Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks. We provide solutions at every level - protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Alcatel, Cisco, Microsoft and Sony. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of IP communications.

Results of Operations

          The following table presents, as a percentage of total revenues, condensed statements of operations data for the periods indicated:

                                                             Three months
                                                             ended March 31,
                                                             ---------------
                                                             2006       2005
                                                             ----       ----
                                                               %          %
          Revenues.......................................    100.0      100.0
          Cost of revenues...............................     18.1       17.1
             Gross profit................................     81.9       82.9

          Operating expenses
             Research and development....................     28.5       28.6
             Marketing and selling.......................     36.7       35.4
             General and administrative..................      7.3        7.1
          Total operating expenses.......................     72.5       71.1
          Operating income...............................      9.4       11.8
          Financial income...............................      6.3        3.4
          Taxes on income................................      1.3          -
          Net income.....................................     14.4       15.2

Three Months Ended March 31, 2006 Compared with
Three Months Ended March 31, 2005

          Revenues. We generate revenues from sales of our networking products that are primarily sold in the form of stand-alone products, and our technology products that are primarily sold in the form of software development kits, as well as related maintenance and support services. We generally recognize revenues from the sale of our products upon shipment and when collection is probable. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our networking products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in the Americas, Europe, the Middle East and the Asia-Pacific region.

          Our revenues increased from $16.3 million for the three months ended March 31, 2005 to $20.1 million for the three months ended March 31, 2006, an increase of $3.8 million, or 23.3%. This increase was due to a $3.4 million increase in sales of our networking products and a $400,000 increase in sales of our technology products.

          Revenues from networking products increased from $10.7 million for the three months ended March 31, 2005 to $14.1 million for the three months ended March 31, 2006, an increase of $3.4 million, or 31.7%. The increase in revenues from networking products was primarily attributable to $2.3 million in revenues from the sales of the Click to Meet products that we acquired from FVC in March 2005 and an increase of $1.8 million in revenues from our 3G products.

          Revenues from technology products increased from $5.6 million for the three months ended March 31, 2005 to $6.0 million for the three months ended March 31, 2006, an increase of $400,000, or 7.1%. The increase in revenues from technology products was attributable to a $300,000 increase in maintenance revenues and a $600,000 increase in revenues from royalties. This was offset in part by a $200,000 decrease in software license fees and a $300,000 decrease in professional services with respect to customization services.

          Revenues from sales to customers in the Americas increased from $8.5 million, or 52.1% of revenues, for the three months ended March 31, 2005 to $9.8 million, or 48.8% of revenues, for the three months ended March 31, 2006, an increase of $1.3 million, or 15.3%. This increase in sales to customers in the Americas was primarily attributable to increased sales to Cisco and from sales of the Click to Meet products.

          Revenues from sales to customers in Europe and the Middle East increased from $4.7 million for the three month period ended March 31, 2005, or 28.6% of revenues, to $6.5 million, or 32.3% of revenues, for the three months ended March 31, 2006, an increase of $1.8 million, or 38.3%. This increase in sales to customers in Europe and the Middle East was primarily attributable to an increase in sales of our 3G and Click to Meet products.

          Revenues from sales to customers in the Asia-Pacific region increased from $3.1 million, or 19.3% of revenues, for the three months ended March 31, 2005 to $3.8 million, or 18.9% of revenues, for the three months ended March 31, 2006, an increase of $700,000, or 22.6%. This increase in sales to customers in the Asia-Pacific region was primarily attributable to an increase in sales of our 3G and TBU products.

          Cost of Revenues. Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, overhead related to manufacturing and depreciation of manufacturing equipment. Our gross margin is affected by the selling prices for our products, as well as the proportion of our revenues generated from the sale of our technology products as compared to our networking products and the proportion of our revenues generated from the sale of our software solutions as compared to our hardware products in our NBU segment.

          Cost of revenues increased from $2.8 million for the three month period ended March 31, 2005 to $3.7 million for the three months ended March 31, 2006, an increase of $0.9 million, or 32.1%. Gross profit as a percentage of revenues decreased from 82.9% for the three months ended March 31, 2005 to 81.9% for the three months ended March 31, 2006, due to the increased proportion of NBU product sales that have lower profit margins. In addition, cost of revenues for the three months ended March 31, 2006 included $100,000 of stock-based compensation recorded under Financial Accounting Standards Board Statement No. 123(revised 2004), "Share-Based Payment," or FASB No. 123(R).

          Research and Development. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and depreciation of equipment. Research and development expenses increased from $4.7 million for the three months ended March 31, 2005 to $5.7 million for the three months ended March 31, 2006, an increase of $1.0 million or 21.3%. This increase was primarily attributable to an increase in the number of research and development personnel, mainly due to the acquisition of the Click to Meet products. In addition, research and development expenses for the three months ended March 31, 2006 included $300,000 of stock-based compensation recorded under FASB No. 123(R).

          Marketing and Selling. Our marketing and selling expenses consist primarily of compensation and related costs for sales personnel, marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses. Marketing and selling expenses increased from $5.8 million for the three months ended March 31, 2005 to $7.4 million for the three months ended March 31, 2006. Marketing and selling expenses as a percentage of revenues increased from 35.4% for the three months ended March 31, 2005 to 36.7% for the three months ended March 31, 2006. This increase was primarily attributable to an increase in the number of marketing and sales personnel. In addition, marketing and selling expenses for the three months ended March 31, 2006 included $400,000 of stock-based compensation recorded under FASB No. 123(R).

          General and Administrative. Our general and administrative expenses consist primarily of salaries and related expenses for executive, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses. General and administrative expenses increased from $1.2 million for the three months ended March 31, 2005 to $1.5 million for the three months ended March 31, 2006. General and administrative expenses as a percentage of revenues were 7.1% for the three months ended March 31, 2005 and 7.3% for the three months ended March 31, 2006. This increase was primarily attributable $200,000 of stock-based compensation recorded under FASB No. 123(R).

          Operating Income. We recorded operating income of $1.9 million for both the three months ended March 31, 2005 and for the three months ended March 31, 2006.

          Financial Income, Net. Our financial income consists primarily of interest earned on our bank deposits and other liquid investments, and gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies into dollars. We recorded financial income, net of $561,000 for the three months ended March 31, 2005 compared to $1.3 million for the three months ended March 31, 2006. Financial income for both periods was principally derived from the investment of the proceeds of our March 2000 initial public offering and private placement, the exercise of options by employees and cash generated from operating activities. The increase in our financial income in the three months ended March 31, 2006 was primarily as a result of higher prevailing interest rates and an increase in cash generated from operating activities.

Liquidity and Capital Resources

          We generated $7.9 million from operating activities for the three months ended March 31, 2006 compared to $1.7 million in the same period in 2005. Cash provided by our operating activities for three months ended March 31, 2006 was primarily attributable to net income of $2.9 million, a $3.5 million decrease in trade receivables, a $1.0 million decrease in other receivables and prepaid expenses, $1.0 million of amortization of deferred stock compensation and depreciation and amortization expenses of $700,000. The increase in cash provided by our operating activities was offset in part by a $1.2 million increase in inventories and decreased trade payables.

          Net cash used in investing activities was approximately $26.9 million for the three months ended March 31, 2006. Of such cash used in investing activities, $800,000 was used for purchases of property and equipment.

          Our financing activities generated $3.2 million for the three months ended March 31, 2006 compared to $2.8 million in the same period in 2005. Cash provided by financing activities in both periods was primarily attributable to proceeds from the exercise of employee stock options.

          Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We plan to pursue strategic initiatives and make operating investments in 2006 as we position our company to realize what we perceive to be increasing market opportunities in the coming years. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures. We may establish additional operations as we expand globally.

Second Quarter 2006 Guidance

     o Net sales for the second quarter of 2006 are expected to be approximately $21.5 million, an increase of approximately $4.0 million, or 22.9%, compared with the second quarter of 2005.

     o Net income for the second quarter of 2006 is expected to increase to approximately 3.1$ million, or $0.14 per share, a 7.0% increase compared with the second quarter of 2005.

          These projections are subject to substantial uncertainty that could cause our future results to differ materially from the guidance we have provided.

Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and Qualitative Disclosure about Market Risks

          We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

          As of March 31, 2006, we had cash and cash equivalents and short-term investments of $91.2 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes. Due to the nature of these investments, we believe that we do not have a material exposure to market risk.

          Our exposure to market risks for changes in interest rates is limited since we do not have any material indebtedness.

Foreign Currency Exchange Risk

          We develop products in Israel and sell them in the Americas, the Asia-Pacific region, Europe and the Middle East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

          Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in New Israeli Shekels, or NIS.

          Since the beginning of 2006, the NIS has devaluated approximately 1.3% against the dollar. The devaluation has resulted in an inflation rate in Israel, which was approximately 0.6% in the first three months of 2006 compared to an annual inflation rate of 2.4% in 2005 and of 1.2% in 2004.

          Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

Risk Factors

          There have been no material changes in our risk factors since we last reported under Part I, Item 3D., of our Annual Report on Form 20-F for the year ended December 31, 2005.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                RADVISION LTD.
                                   (Registrant)


                                By: /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  May 15, 2006